[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 13, 2014

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Foamix Pharmaceuticals Ltd. Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 Submitted July 10, 2014 CIK No. 0001606645

Dear Mr. Riedler:

On behalf of Foamix Pharmaceuticals Ltd., formerly known as Foamix Ltd. (the “Company”), enclosed please find a copy of Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement submitted to the Commission on May 20, 2014.

The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 23, 2014 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Jeffrey P. Riedler

Securities and Exchange Commission

August 13, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Review, page 50 and Results of Operations, page 53

1.            Please refer to your response to our prior comment 27. Provide disclosure similar to your response discussing the nature of the cost of revenues. Also disclose reasons for their decrease as a percentage of revenues in 2013 as compared to 2012.

In response to the Staff’s comment, the Company has revised its disclosure on pages 52-53 of the Registration Statement to include a brief overview of the main expense items included in the cost of revenues. The Company has further revised its disclosure on pages 57-58 to include an explanation for the decrease of the cost of revenues in 2013 as compared to 2012, both in absolute terms and as a percentage of revenues.

Application of Critical Accounting Policies and Estimates
Share-based Compensation, page 59

2.            We acknowledge your revised disclosure in response to comment 11. Please disclose the estimated value of your common stock for all equity instrument issuances presented in the table. Include a column explaining the nature of all equity instruments (i.e. options, warrants, preferred stock etc.) granted. It is unclear from your current presentation where the warrants discussed on page 117 are included.

In response to the Staff’s comment, and having recently completed the necessary evaluation process with the assistance of an external accounting firm, the Company has populated the table on page 65 to include the estimated fair value of its ordinary shares for each of the listed option grants. The Company has also added columns to such table that clarify that all such grants are for options exercisable into ordinary shares. The Company has further added on pages 67-68 of the Registration Statement two new sections explaining the accounting treatment of the preferred shares and the warrants that were issued as part of the financing round that closed in May and June 2014, as well as the terms of such warrants, which are the subject of the discussion on page 117 referred to in the Staff’s comment above.

Jeffrey P. Riedler

Securities and Exchange Commission

August 13, 2014

Financial Statements
General

3.            Please refer to your response to our prior comment 26 regarding the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. We do not believe that the training and experience of the CFO, the consultant, controller and bookkeeper in US GAAP and SEC rules and regulations is adequate to prepare U.S. GAAP financial statements. In this regard, the consultant and controller who are accountants did not attend US institutions for their accounting training nor do they hold any US accounting designations. Further, they do not appear to have significant experience in US GAAP and SEC rules and regulations. In addition, the CFO, who has experience with US GAAP only through his positions with Israeli subsidiaries of US companies, has neither an accounting degree nor accounting designation. We believe that the risk factor should be expanded to discuss this inadequacy in US GAAP and SEC rules and regulations knowledge, training and experience.

The Company acknowledges the Staff’s comment and has revised the risk factor relating to deficiency in internal controls over financial reporting on pages 29-30 of the Registration Statement accordingly. In order to improve the clarity of the disclosure, the Company has split the risk factor titled “We will incur significant increased costs as a result of operating as a public company in the U.S…,” on page 29 of the Registration Statement into two separate risk factors, the first addressing the issue of costs and other consequences of operating as a public company, and the second (new) one dealing exclusively with control over financial reporting. This new risk factor preserves the current disclosure of risks relating to possible non-compliance with Section 404 of the Sarbanes-Oxley Act, while further reflecting the material weakness identified with respect to the Company’s accounting team’s knowledge, training and experience in reporting under U.S. GAAP and SEC rules and regulations, the restatement of the Company’s balance sheets and statements of operations for the years 2013 and 2012 as a result of such control deficiency, and the steps that have been taken by the Company in order to remedy it.

It should be noted that upon further review of the financial statements for the years 2013 and 2012, the Company detected an error in the accounting for the convertible loans. The Company restated the financial statements accordingly, and added the appropriate disclosure in Note 2s on page F-12 of the Registration Statement, titled “Restatement of financial statements.”

Statements of Operations, page F-4

4.            In response to prior comment 31 you corrected your financial statements to reclassify your patent registration costs from research and development expenses into selling, general and administrative expenses. Please tell us why your independent registered public accounting firm has not addressed this restatement in its audit report appearing on page F-2. Refer to paragraph 9 of Auditing Standard No. 6. Further, tell us why you have not provided the disclosures required by ASC 250-10-50-7 in your financial statements.

In response to the Staff’s comment, the Company has revised its financial statements for the year ended December 31, 2013 by including a new Note 2s on page F-12 of the Registration Statement, titled “Restatement of financial statements,” addressing the restatement and its consequences as required by ASC 250-10-50-7. Accordingly, the Company’s independent registered public accounting firm has revised its audit report on page F-2 to address the restatement of the financial statements in accordance with paragraph 9 of Auditing Standard No. 6.

Jeffrey P. Riedler

Securities and Exchange Commission

August 13, 2014

Notes to the Financial Statements
Note 2 Significant Accounting Policies
k. Revenue Recognition, F-9

5.            We acknowledge your response comment 29. Please address the following:

•	Revise your statement of operations or the notes to provide a breakdown of the revenues received from your third party licensees as provided in your response.

•	Tell us how your accounting policy for milestones complies with U.S. GAAP with reference to the authoritative literature to which you relied. If you follow ASC 605-28, provide the disclosures required by ASC 605-28-10.

•	Disclose whether your license agreements contain multiple-elements and, if so, your accounting policy for separating and allocating arrangement consideration. Reference the authoritative literature to which you relied. If you follow ASC 605-28-10, provide the disclosures required by ASC 605-25-50.

Before separately addressing each of the points above, it may be worthwhile to briefly recap the Company’s responses to comments no. 18, 27, 29 and 30 in the Staff’s previous letter dated June 18, 2014, in which the Company described the construct and characteristics of its revenues. Specifically, these revenues are currently derived from development and license agreements for products combining the Company’s proprietary foam technology with certain drugs selected by the licensees. To date, none of these products have been effectively commercialized. All amounts received and to be received under these agreements are for the same type of development services, and none of the agreements contain additional elements. The payments to which the Company is entitled in consideration for its development services consist of: (i) development payments, including upfront payments, cost reimbursements and payments contingent only upon passage of time (together - “development service payments”); (ii) payments contingent solely upon performance or achievement of clinical results by the licensees (“contingent payments”), and (iii) royalties, calculated as a percentage of the licensees’ sales of the developed products. As discussed below, part of these payments are labeled in the agreements as ‘milestone payments’, though they do not fall within the definition of milestones under ASC 605-28.

Accordingly, with regard to each of the points raised in the Staff’s comment above, the Company wishes to advise as follows:

•        In response to the first point, the Company wishes to advise the Staff that all of the Company’s revenues in the years 2013 and 2012 were development service payments. Revenues from development service payments are recognized as the relevant services are provided. If the Company receives a development service payment (or portion thereof) in advance, before performing the service to which it relates, such advance is recorded as deferred revenues and recognized as revenues as the relevant service is performed. Although the Company’s development and license agreements contain two other potential sources of revenue, namely – contingent payments and royalties – such revenues did not materialize in the years 2013 and 2012. However, $600,000 of contingent payments have been recorded for the six months ended June 30, 2014.

The Company has amended Note 10c on page F-21 of the Registration Statement to clarify that all revenues in the years 2013 and 2012 were from development service payments only. The Company believes that further disclosure of the inner breakdown of the development service payments, specifically – between upfront payments, cost reimbursements and payments contingent only upon passage of time – would not provide any meaningful insight to investors, as all of these payments relate to the same (and single) element in the agreements and to the same obligation to provide development services. Therefore, they merely reflect different payment mechanisms rather than different revenue elements and ultimately comprise a single, cohesive accounting unit. The Company will, of course, present the allocation of its revenues between development service payments (collectively), contingent payments and royalties if and when it has more than one of such sources of revenue in any reporting period, as can be seen in Note 8c of its financial statements for the period ended June 30, 2014, on page F-36 of the Registration Statement.

Jeffrey P. Riedler

Securities and Exchange Commission

August 13, 2014

•        In response to the second point in the comment above, the Company wishes to advise the Staff that it used the term “milestone payments” in the Registration Statement for consistency, as it is the term appearing in the Company’s development and license agreements. However, “milestone payments” in these agreements are payments that become due either solely by passage of time (mainly payments receivable during the development period or towards the expected date of completion of the Company’s development services) or which depend solely on the licensee’s performance (usually upon its achievement of certain clinical results) and not that of the Company. Therefore, the events triggering these payments do not fall within the definition of a “milestone” under ASC 605-28, which requires, among other things, that a milestone be achievable (at least in part) either by the Company’s performance or by a specific outcome resulting from the Company’s performance. In order to avoid further confusion in the matter, the Company has replaced the term “milestone payments” with “contingent payments” throughout the Registration Statement, and has revised Notes 1 and 2k to the financial statements, relating to its revenue sources and revenue recognition policy, accordingly.

•        In response to the third point in the comment above, the Company has revised Note 2k on page F-9, titled “Revenue recognition,” to clarify the fact that the Company’s development and license agreements do not contain multiple elements.

Please telephone the undersigned at (212) 735-3416 or Phyllis G. Korff at (212) 735-2694 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolás
Andrea L. Nicolás